SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein

Exhibit 99.1	Notice of 2024 Annual and Special General Meeting of Shareholders to be held on July 31, 2024.

Exhibit 99.2	Form of Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By	/s/ Asaf Berenstin
Asaf Berenstin, CFO

Date: June 24, 2024

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Notice of 2024 Annual and Special General Meeting of Shareholders to be held on July 31, 2024.

99.2	Form of Proxy Card.

3